Flexsteel Industries, Inc. commences tender offer for all outstanding shares of DMI Furniture, Inc.

DUBUQUE, Iowa, Aug. 20, 2003—Flexsteel Industries, Inc. (Nasdaq:FLXS) today announced the commencement of its cash tender offer for all outstanding shares of common stock of DMI Furniture, Inc. (Nasdaq:DMIF) for $3.30 per share. The tender offer is being made pursuant to an Offer to Purchase, dated August 20, 2003, and in connection with the Agreement and Plan of Merger, dated as of August 12, 2003, by and among Flexsteel, Churchill Acquisition Corp., a wholly owned subsidiary of Flexsteel, and DMI, which Flexsteel and DMI announced on August 13, 2003.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, September 17, 2003, unless the tender offer is extended. The consummation of the tender offer is subject to receipt of at least a majority of the DMI shares (on a fully-diluted basis) and other conditions specified in the offer documents. Following completion of the tender offer and, if required, receipt of stockholder approval, Flexsteel intends to consummate a merger in which remaining DMI stockholders will receive the same cash price per share as paid in the tender offer.

DMI’s board of directors has unanimously recommended that its shareholders tender their shares, pursuant to the tender offer. Certain shareholders of DMI owning approximately 8% of the outstanding common stock of DMI (on a fully-diluted basis) have agreed to tender their shares in the offer.

The Depositary for the tender offer is American Stock Transfer and Trust Company, 59 Maiden Lane, New York, NY 10038.

The Information Agent for the tender offer is Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022.

A manufacturer of upholstered furniture, Flexsteel Industries, Inc. is headquartered in Dubuque, Iowa with additional factories in Lancaster, Pennsylvania; Riverside, California; Dublin, Georgia; Harrison, Arkansas; Starkville, Mississippi; and New Paris, Indiana.

DMI Furniture, Inc. is a Louisville, Kentucky based vertically integrated manufacturer, importer, and marketer of residential and commercial office furniture with four manufacturing plants and warehouses in Indiana and manufacturing sources in Asia and South America. DMI Furniture’s divisions are WYNWOOD, Homestyles and DMI Commercial Office Furniture.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of DMI. The tender offer is being made pursuant to a tender offer statement and related materials. DMI Industries, Inc. stockholders are advised to read the tender offer statement regarding the acquisition of DMI Furniture, Inc. referenced in this press release, which will be filed by Flexsteel Industries, Inc. with the U.S. Securities and Exchange Commission (SEC), and the related solicitation/recommendation statement, which will be filed by DMI Furniture, Inc with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents and others filed by Flexsteel Industries, Inc. and DMI Furniture, Inc. with the SEC will be available free of charge at the SEC’s web site at http://www.sec.gov. The tender offer statement and solicitation/recommendation statement may also be obtained free of charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free (888) 750-5834, and may also be obtained from Flexsteel Industries, Inc. by directing a request by mail to Flexsteel Industries, Inc., P. O. Box 877, Dubuque, Iowa 52004-0877, Attn: Timothy E. Hall, or by fax 563-556-8345.

Contact:

Flexsteel Industries, Inc., Dubuque

Timothy E. Hall, 563-556-7734 x392

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